AB

VF 3-6-02



02006988

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UNITED STATES
ND EXCHANGE COMMISSION
ashington, D.C. 20549

SEC FILE NUMBER
8- 49936

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


RECEIVED
FEB 28 2002
340

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WHITE PACIFIC SECURITIES, INC.

OFFICIAL USE ONLY
42505
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Mission Street Fifth Floor
(No. and Street)

San Francisco (City) CA (State) 94105-2243 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard W. Barber (415) 597-6893
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Markle, Stuckey, Hardesty & Bott
(Name — *if individual, state last, first, middle name*)

101 Larkspur Landing Cr. #200 (Address) Larkspur, (City) CA (State) 94939 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/14/02

OATH OR AFFIRMATION

I, Stephen Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of White Pacific Securities, Inc., as of December 31, 2001, ~~19~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

CEO

Title



Notary Public


PC01
JILL EYRES
COMM. #1272564
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires July 31, 2004
PC01

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

White Pacific Securities, Inc.

Financial Statements
and
Supplemental Information

Years ended December 31, 2001 and 2000

with

Reports of Independent Auditors

Contents

MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors

Board of Directors
White Pacific Securities, Inc.

We have audited the accompanying statement of financial condition of White Pacific Securities, Inc. as of December 31, 2001 and 2000, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the management of White Pacific Securities, Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of White Pacific Securities, Inc. as of December 31, 2001 and 2000, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As explained in various notes to the financial statements, White Pacific Securities, Inc. is a subsidiary of Acument Holding Company, Inc. and has significant transactions with its parent and affiliated companies.

Markle Stuckey Hardesty & Bott

Markle Stuckey Hardesty & Bott
Larkspur, California
February 7, 2002

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆ ◆ Fax: 415-925-1140 ◆ ◆ Internet: www.mshb.com

White Pacific Securities, Inc.
Statement of Financial Condition
December 31, 2001 and 2000

	2001	2000
Assets		
Current assets		
Cash and cash equivalents	$6,300	$76,696
Deposits with clearing brokers	100,511	50,000
Receivables from broker-dealers	147,251	999,770
Other receivables	38,765	--
Trading securities	330,600	418,140
Total current assets	623,427	1,544,606
Property and equipment, at cost	262,314	491,157
Accumulated depreciation	(143,975)	(140,865)
Property and equipment, net	118,339	350,292
Deposits	67,363	52,540
Due from affiliate	51,290	--
Total assets	$860,419	$1,947,438
Liabilities and stockholders' equity		
Current liabilities		
Bank overdraft	$8,914	$ --
Accounts payable and accrued liabilities	98,390	179,657
Commissions payable	252,253	271,924
Clearing deposits payable	26,767	31,767
Due to affiliate	--	558,036
Income taxes payable	--	1,000
Total current liabilities	386,324	1,042,384
Stockholders' equity		
Common stock, no par; 1,000,000 shares authorized 81,500 shares issued and outstanding	1,417,033	1,217,033
Retained earnings (deficit)	(942,938)	(311,979)
Total stockholders' equity	474,095	905,054
Total liabilities and stockholders' equity	$860,419	$1,947,438

See accompanying notes.

White Pacific Securities, Inc.
Statement of Operations
Years ended December 31, 2001 and 2000

	2001	2000
Revenues		
Commissions	$7,196,514	$5,005,887
Trading gain (loss)	(87,540)	(530,610)
Interest	642,268	579,198
Other	633,061	533,330
Total revenues	8,384,303	5,587,805
Costs and expenses		
Compensation and benefits	2,451,725	1,321,253
Commissions	2,374,057	1,138,431
Clearing and exchange fees	1,600,970	1,307,589
Communications	1,283,015	837,675
Occupancy	705,080	300,769
Advertising and promotion	230,504	419,747
Regulatory expenses	64,164	43,649
Legal, arbitration and customer losses	104,004	69,936
Affiliate management fee	148,000	254,000
Other	53,743	82,190
Total costs and expenses	9,015,262	5,775,239
Net income (loss)	($630,959)	($187,434)

See accompanying notes.

White Pacific Securities, Inc.

Statement of Stockholders' Equity
Years ended December 31, 2001 and 2000

	Common stock		Retained earnings (deficit)	Total stockholders' equity (deficit)
	Shares	Amount		
Balances, December 31, 1999	81,500	$268,283	($124,545)	$143,738
Knight Trading Group, common stock contribution	--	948,750	--	948,750
Net income (loss)	--	--	(187,434)	(187,434)
Balances, December 31, 2000	81,500	1,217,033	(311,979)	905,054
Capital contribution	--	200,000	--	200,000
Net income (loss)	--	--	(630,959)	(630,959)
Balances, December 31, 2001	81,500	$1,417,033	($942,938)	$474,095

See accompanying notes.

White Pacific Securities, Inc.

Statement of Cash Flows

Years ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities		
Net income (loss)	($630,959)	($187,434)
Adjustments to reconcile net income to net cash provided (used) by operating activities		
Depreciation	93,925	45,113
(Gain) loss on disposal of property and equipment	10,253	--
Unrealized (appreciation) depreciation of Knight Trading Group common stock	87,540	530,610
Changes in current assets and liabilities		
Deposits with clearing brokers	(50,511)	(39,900)
Receivables from broker-dealers	852,519	(977,196)
Other receivables	(38,765)	--
Accounts payable and accrued liabilities	(81,267)	123,379
Commissions payable	(19,671)	271,924
Clearing deposits payable	(5,000)	31,767
Income taxes receivable and payable	(1,000)	1,000
Net cash provided (used) by operating activities	217,064	(200,737)
Cash flows from investing activities		
Purchases of property and equipment	(14,759)	(46,254)
Change in deposits	(14,823)	(3,124)
Net cash provided (used) by investing activities	(29,582)	(49,378)
Cash flows from financing activities		
Change in bank overdraft	8,914	--
Change in due to (from) affiliate	(466,792)	226,811
Capital contributions	200,000	--
Net cash provided (used) by financing activities	(257,878)	226,811
Net change in cash and cash equivalents	(70,396)	(23,304)
Cash and cash equivalents, beginning of year	76,696	100,000
Cash and cash equivalents, end of year	$6,300	$76,696

Supplemental disclosure of cash flow information (Note 9)

See accompanying notes.

White Pacific Securities, Inc.
Notes to Financial Statements
December 31, 2001

Note 1 – Summary of significant accounting policies

Basis of presentation
White Pacific Securities, Inc., (Company) is a Nevada corporation formed as Star Traders, Inc. in 1996 and registered as a broker-dealer with the Securities and Exchange Commission. The Company is a member of the National Associates of Securities Dealers, Inc. (NASD) since 1998. The Company markets and sells its services through employee and independent contractor brokers (licensed in virtually every state) and Offices of Supervisory Jurisdiction located throughout California and in Texas and Washington.

The Company clears trades directly with one clearing broker, Computer Clearing Services (CCS), which is also an affiliate, and indirectly with another clearing broker, U. S. Clearing Corporation (USC) through an introducing broker and affiliate, Acument Securities, Inc. (ASI), all on a fully disclosed basis. Accordingly, the Company claims exemption from Securities Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

From April 1, 2001 through January 31, 2002, the Company also cleared certain trades through Penson Financial Services, Inc. (PFS).

Effective July 31, 2000, ASI, which operated a division called White Pacific Securities, transferred certain assets of that division to the Company. Additionally, ASI transferred employees, brokers and their customers after receiving approval from the NASD.

On November 23, 1999, Acument Holding Company, Inc. (AHC) purchased the entire outstanding stock of the Company. Effective January 1, 2000, AHC distributed 31% of the stock of the Company to various individuals responsible for managing the Company. On January 31, 2000, AHC made an additional capital contribution to the Company consisting of 30,000 shares of Knight Trading Group (NITE) common stock valued at $948,750. In June 2001, AHC and the 25% shareholder of the Company made additional capital contributions of $150,000 and $50,000, respectively.

Note 1 – Summary of significant accounting policies (continued)

Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and on deposit with a commercial bank, available within 90 days of demand. The carrying amount of cash and cash equivalents approximates fair value due to the short-term nature of these instruments.

Securities valuation
The Company records marketable trading securities at fair market value and includes the unrealized gains and losses thereon in its statement of operations. As of December 31, 2001 and 2000, trading securities consisted entirely of 30,000 shares of NITE common stock received as a capital contribution from AHC.

Property and equipment
Property and equipment consist of office and computer equipment, furniture and leasehold improvements. The Company records property and equipment acquisitions at cost. The Company records depreciation on office and computer equipment and furniture calculated using the straight-line basis over estimated useful lives of five years. The Company records depreciation on leasehold improvements calculated using the straight-line basis over the lesser of estimated useful lives of from five to 39 years or the remaining related lease life.

Security transactions and commissions
The Company derives commissions and other revenue principally from its clearing brokers for commissions, interest and order flow related to customer transactions.

The Company records security transactions on a settlement date basis during the year and on a trade date basis at year-end. The Company records revenues and expenses related to agency transactions on a trade date basis.

Interest revenue recorded by the Company consists principally of its participation in the interest earned by its clearing brokers on customer margin loan, money market and credit (including short sale credits) balances through contractual agreements with its clearing brokers.

Advertising costs
The Company expenses advertising costs when incurred.

Note 1 – Summary of significant accounting policies (continued)

Income taxes
Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" requires recognition of deferred tax assets and liabilities arising from the expected future tax consequences of events that are included in the financial statements and tax returns in different periods. Under this method, the Company determines deferred tax assets and liabilities based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the Company expects the differences to reverse. The Company generally recognizes a 100% valuation allowance on any resulting deferred tax assets because it is more likely than not the Company cannot use such deferred tax assets in the future. Additionally, the Internal Revenue Code limits the use of deferred tax assets resulting from net operating loss carry forwards from Star Traders, Inc. due to the ownership change.

Estimated fair value of financial instruments
Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Except as otherwise noted, management estimates that the aggregate net fair value of financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are already stated at their fair value.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts and notes reported herein. Although management bases these estimates on its knowledge of current events and actions it may undertake in the future, they may differ from actual results.

Reclassification
The Company reclassified certain 2000 amounts and notes to conform to the 2001 presentation.

White Pacific Securities, Inc.
Notes to Financial Statements
December 31, 2001

Note 2 – Clearing broker accounts

As of December 31, 2001, CCS and PFS required (Note 11) and held clearing broker deposits totaling $50,000 and $50,511, respectively. As of December 31, 2000, CCS required and held a clearing broker deposit totaling $50,000.

As of December 31, 2001, amounts receivable from broker-dealers consisted principally of amounts due from CCS and PFS totaling $117,658 and $29,963, respectively. As of December 31, 2000, amounts receivable from broker-dealers consisted principally of amounts due from CCS and USC (through ASI) totaling $230,766 and $769,134, respectively.

For purposes of calculating net capital and aggregate indebtedness (Note 12), the Company segregates amounts due from ASI (Note 6) arising from transactions clearing with USC and amounts due to ASI arising from all other activity. As of December 31, 2001, amounts receivable from ASI arising from transactions clearing with USC totaled $259,061, of which $253,205 is allowable. As of December 31, 2001, amounts payable to ASI arising from all other activity totaled $207,771, all of which is included in aggregate indebtedness.

Note 3 – Trading securities

As explained in Note 1, trading securities as of December 31, 2001 and 2000 consist entirely of 30,000 shares of NITE common stock. The value of NITE declined during the years ended December 31, 2001 and 2000 by $87,540 and $530,610, respectively, which makes up the entire trading loss in each year.

As of February 7, 2002, the fair market value of the NITE common stock totaled $257,400.

White Pacific Securities, Inc.
Notes to Financial Statements
December 31, 2001

Note 4 – Property and equipment

As of December 31, 2001 and 2000, property and equipment totaled as follows:

	2001	2000
Office and computer equipment	$173,182	$384,155
Furniture	75,863	89,687
Leasehold improvements	13,269	17,315
Property and equipment, at cost	262,314	491,157
Accumulated depreciation	(143,975)	(140,865)
Property and equipment, net	$118,339	$350,292

During the year ended December 31, 2001, the Company disposed of property and equipment with an original cost of $14,584 and a net book value of $10,253.

During the years ended December 31, 2001 and 2000, the Company (sold) acquired property and equipment from ASI, at cost and net of accumulated depreciation, totaling ($142,534) and $289,551, respectively.

Note 5 – Commissions and clearing deposits payable

Commissions payable as of December 31, 2001 include $89,103 payable to individual brokers for activity clearing through USC and $163,150 payable to OSJs clearing through CCS and PFS.

Commissions payable as of December 31, 2000 include $135,487 payable to individual brokers for activity clearing through USC and $136,437 payable to OSJs clearing through CCS.

Clearing deposits payable as of December 31, 2001 and 2000 consist of deposits held by the Company of amounts otherwise payable to OSJs. The Company policy is to hold $5,000 per active OSJ.

White Pacific Securities, Inc.
Notes to Financial Statements
December 31, 2001

Note 6 – Due from and to and transactions with affiliate

Due from and to affiliate consists entirely of amounts due to ASI for expenses incurred by the Company and paid by ASI, net of amounts related to trading activities clearing with USC. During the year ended December 31, 2001 and 2000, transactions between the Company and ASI totaled as follows:

	2001	2000
Company revenue received by ASI		
Commissions – USC	$3,491,406	$2,898,029
Commissions – Other	214,240	76,528
Interest – USC	589,926	514,049
Order flow rebates – NITE	78,170	135,312
Order flow rebates – USC	34,099	–
Postage reimbursements – USC	376,103	300,579
Miscellaneous – ASI	86,636	–
Total Company revenue received by ASI	4,870,580	3,924,497
Company (ASI) expenses paid by ASI (Company)		
Clearing and exchange fees – USC	440,416	1,100,635
General and administrative	579,172	2,297,443
Affiliate (ASI) management fee	148,000	254,000
Other	(25,945)	52,358
Total Company (ASI) expenses paid by ASI (Company)	1,141,643	3,704,436
Transferred from (to) ASI to (from) the Company		
Property and equipment, net	(142,534)	289,551
Deposits	–	41,674
Cash	1,792,601	–
Reclassifications	1,469,544	446,872
Total transfers from (to) ASI to (from) the Company	3,119,611	778,097
Due from (payable to) affiliate, beginning of year	(558,036)	–
Due from (payable to) affiliate, end of year	$ 51,290	($ 558,036)

White Pacific Securities, Inc.
Notes to Financial Statements
December 31, 2001

Note 6 – Due from and to and transactions with affiliate (continued)

	2001	2000
Gross amounts on internal records of the Company		
Receivable from ASI	$259,061	
Payable to ASI	207,771	
Due from (payable to) affiliate	$ 51,290	($558,036)

For purposes of calculating net capital and aggregate indebtedness (Note 12), the Company segregates amounts due from ASI arising from transactions clearing with USC (Note 2) and amounts due to ASI arising from all other activity. As of December 31, 2001, amounts receivable from ASI arising from transactions clearing with USC totaled $259,061, of which $253,205 is allowable. As of December 31, 2001, amounts payable to ASI arising from all other activity totaled $207,771, all of which is included in aggregate indebtedness.

Note 7 – Taxes on income

Income tax expense, included with regulatory expenses on the statement of operations, during the years ended December 31, 2001 and 2000 consists entirely of minimum state franchise taxes totaling $1,567 and $1,000, respectively.

As of December 31, 2001, the Company has net operating loss carry forwards totaling approximately $930,000, expiring from 2017 to 2021. Certain provisions of the Internal Revenue Code limit the ability of the Company to use the net operating loss carry forwards arising before certain ownership changes. The amount of the net operating loss carry forwards subject to the limitation totals approximately $125,000.

As explained in Note 1, the Company reduced its deferred tax asset as of December 31, 2001 and 2000, resulting from net operating loss carry forwards and the timing difference of certain expense deductions, to zero with a 100% valuation allowance.

White Pacific Securities, Inc.
Notes to Financial Statements
December 31, 2001

Note 8 – Retirement plan

Effective January 1, 2000, the Company established a defined contribution plan with a 401(k) deferral arrangement. In addition to elective deferrals by eligible participants, the Company may match such deferrals and make discretionary contributions to the plan. During the years ended December 31, 2001 and 2000, the Company did not make any matching or discretionary contributions to the plan.

Note 9 – Statement of cash flows supplemental information

Statement of cash flows supplemental information for the years ended December 31, 2001 and 2000 totals as follows:

	2001	2000
Cash payments		
Paid (refunded) for interest	$ –	$ –
Paid (refunded) for income taxes	2,567	–
Non-cash transactions		
Capital contribution from AHC		
NITE common stock, at market value	–	948,750
Transfers from (to) ASI		
Property and equipment, net	(142,534)	289,551
Security deposits	–	41,674

Note 10 – Market risk and credit risk

In the normal course of its business, the Company enters into financial transactions where it is exposed to potential loss due to changes in market conditions (market risk) or failure of the other party to perform (credit risk). Additionally, under the terms of the agreements between the Company and its clearing brokers, the clearing brokers can charge the Company for losses that result from a counter party's failure to fulfill its obligations. The policy of the Company is to continuously monitor its exposure to market and credit risk using a variety of reporting and control procedures. In addition, the Company reviews the credit standing of each broker-dealer with which it conducts business.

Note 10 – Market risk and credit risk (continued)

Under the terms of the agreement between the Company and its clearing brokers, the Company may be obligated to assume any exposure related to nonperformance by its customers. In such event, the Company may be required to purchase or sell financial instruments at prevailing market prices.

As of and at times during the years ended December 31, 2001 and 2000, the Company maintained deposit balances at commercial banks in excess of federal deposit insurance limits.

Note 11 – Commitments and contingencies

The Company, in the ordinary course of business, is named in matters arising from its activities as a broker-dealer. The Company accrues currently its estimate of the costs to settle or defend these matters and, based upon discussions with legal counsel and in the opinion of management, the resolution of these matters will not have a material adverse effect on its financial condition.

The Company subleases its principal office space in San Francisco from ASI under an operating lease that continues through August 31, 2003. The Company leases other office space under operating leases continuing variously through October 31, 2004. Lease terms include required minimum payments (including future increases), deposits and periodic increases based on inflation and shares of building operating expenses and taxes. During the years ended December 31, 2001 and 2000, rent expense for the Company office facilities, including minimum payments and other related charges, totaled $409,492 and $191,353, respectively.

Future minimum lease payments under noncancelable operating leases for office space for the years ended December 31 total as follows:

2002	$208,864
2003	206,887
2004	99,324
Total future minimum lease payments	$515,075

Note 11 – Commitments and contingencies (continued)

The Company leases certain office and computer equipment under operating leases that continue through October 9, 2004. During the year ended December 31, 2001, rent expense for certain office and computer equipment totaled $62,371.

Future minimum lease payments under noncancelable operating leases for certain office and computer equipment for the years ended December 31 total as follows:

2002	$ 75,366
2003	73,142
2004	1,571
Total future minimum lease payments	$150,079

The deposits with clearing brokers include amounts that CCS and PFS require under clearing agreements with the Company as of December 31, 2001, totaling $50,000 and $50,000, respectively.

Note 12 – Net capital requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001, the Company had net capital of $141,854, which exceeded the minimum requirement of $39,606 by $102,248 and a ratio of aggregate indebtedness to net capital of 4.19 to 1. The Company is exempt from the provisions of SEC Rule 15c3.3 pursuant to paragraph K(2)(ii).

For purposes of calculating net capital and aggregate indebtedness, the Company segregates amounts due from ASI arising from transactions clearing with USC (Note 6) and amounts due to ASI arising from all other activity. As of December 31, 2001, amounts receivable from ASI arising from transactions clearing with USC totaled $259,061, of which $253,205 is allowable. As of December 31, 2001, amounts payable to ASI arising from all other activity totaled $207,771, all of which is included in aggregate indebtedness.

Supplemental Information
Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors on Supplemental Information

Board of Directors
White Pacific Securities, Inc.

We have audited the financial statements of White Pacific Securities, Inc. as of and for the year ended December 31, 2001, and have issued our report thereon dated February 7, 2002. Our audit was made primarily for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information presented hereinafter is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Markle Stuckey Hardesty & Bott

Markle Stuckey Hardesty & Bott
Larkspur, California
February 7, 2002

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆◆ Fax: 415-925-1140 ◆◆ Internet: www.mshb.com

White Pacific Securities, Inc.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year ended December 31, 2001

Balance, beginning of year	$–
Increase (decrease)	–
Balance, end of year	$–

White Pacific Securities, Inc.
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2001

Net capital	
Total stockholders' equity	$474,095
Deductions and charges for non-allowable assets	
Petty cash	6,300
Other receivables	38,765
Property and equipment, net	118,339
Deposits	67,363
Due from affiliate – Non-allowable (Notes 2, 6 and 12)	5,856
Security haircuts	49,590
Undue concentration	46,028
Total deductions and charges for non-allowable assets	332,241
Net capital	$141,854
Aggregate indebtedness	$594,095
Computation of basic net capital requirement	
Minimum net capital required equals the higher of $5,000 or 6 2/3% of total aggregate indebtedness	$ 39,606
Excess net capital	$102,248
Ratio of aggregate indebtedness to net capital	4.19 to 1
Excess net capital at 1,000%	$ 82,445

White Pacific Securities, Inc.
Reconciliation Pursuant to Rule 17a-5(d)(4)
December 31, 2001

Reconciliation with the computation of the Company
(included in Part IIA of Form X-17A-5 as of December 31, 2001)

Net capital, as reported in Part IIA (Unaudited) FOCUS Report	$141,855
Rounding adjustments	(1)
Net capital, as adjusted	$141,854
Aggregate indebtedness, as reported in Part IIA (Unaudited) FOCUS Report	$594,095
Audit adjustments	–
Aggregate indebtedness, as adjusted	$594,095

White Pacific Securities, Inc.
Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2001

The computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3 of the Securities and Exchange Commission has not been prepared because the exemption under Reg. Section 240, 15c3-3 (k)(i)(C) is met.

White Pacific Securities, Inc.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2001

A supplementary report pursuant to Rule 17a-5(d)(4) and the information relating to possession or control requirements under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors on Internal Accounting Control
Required by SEC Rule 17a-5

Board of Directors
White Pacific Securities, Inc.

We have audited the financial statements of White Pacific Securities, Inc. as of and for the year ended December 31, 2001, and have issued our report thereon dated February 7, 2002. As part of our audit, we considered the internal control structure to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆◆ Fax: 415-925-1140 ◆◆ Internet: www.mshb.com

The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate. Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of White Pacific Securities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the practices and procedures of the Company were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended entirely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Markle Stuckey Hardesty & Bott

Markle Stuckey Hardesty & Bott
Larkspur, California
February 7, 2002